UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

ARCELLX, INC.

(Name of Subject Company (Issuer))

RAVENS SUB, INC.

a wholly owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03940C100

(Cusip Number of Class of Securities)

Keeley Cain Wettan
Executive Vice President, General Counsel, Legal and Compliance

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Emily Oldshue

Nicholas Roper

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, MA 02199

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ravens Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Arcellx, Inc., a Delaware corporation (“Arcellx” or the “Company”), at a price per Share of (i) $115.00 per Share, net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of Arcellx’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare, Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions described in the Offer to Purchase, dated as of March 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 3 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer expired at 5:00 p.m., Eastern Time, on April 27, 2026. The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 38,795,604 Shares were validly tendered and not validly withdrawn, representing, together with shares already owned by Parent, approximately 77.2% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Following the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event within three business days) pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Parent and Purchaser expect to complete the acquisition of Arcellx on April 28, 2026 by consummating the Merger pursuant to the Merger Agreement without a vote of the Arcellx stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each issued and outstanding Share (other than (i) Shares owned immediately prior to the effective time of the Merger by the Company (including those held in the Company’s treasury), (ii) Shares owned both as of the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted by Purchaser for purchase pursuant to the Offer and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive, on a per Share basis, (i) $115.00 per Share, net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one CVR per Share.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Arcellx’s reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(G)	Press Release issued by Parent, dated April 28, 2026.

Index No.
(a)(1)(A)*	Offer to Purchase, dated as of March 6, 2026.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement, published March 6, 2026 in The New York Times.
(a)(5)(A)*	Joint Press Release of Parent and Arcellx, dated February 23, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(B)*	Email message from Parent to Parent investors, dated February 23, 2026 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(C)*	LinkedIn post made by Parent on February 23, 2026 (incorporated by reference to Exhibit 99.2 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(D)*	X post made by Parent on February 23, 2026 (incorporated by reference to Exhibit 99.3 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(E)**	Press Release issued by Parent, dated April 1, 2026.
(a)(5)(F)***	Press Release issued by Parent, dated April 17, 2026.
(a)(5)(G)****	Press Release issued by Parent, dated April 28, 2026.
(b)	Not applicable.
(d)(1)*	Agreement and Plan of Merger, dated as of February 22, 2026, by and among Arcellx, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(2)*	Collaboration and License Agreement, dated December 8, 2022, by and between Arcellx and Kite Pharma, Inc. (incorporated by reference to Exhibit 10.22 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023).
(d)(3)*	Amendment No. 1 to Collaboration and License Agreement, dated November 15, 2023, by and between Arcellx and Kite Pharma, Inc. (incorporated by reference to Exhibit 10.22 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024).
(d)(4)*	Common Stock Purchase Agreement, dated December 8, 2022, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.23 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023).
(d)(5)*	Common Stock Purchase Agreement, dated November 15, 2023, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.19 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024).

(d)(6)*	Amended and Restated Standstill Agreement, dated November 15, 2023, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.20 of Arcellx’s Annual Report on Form 10-K filed with the SEC on February 28, 2024).
(d)(7)*	Form of Contingent Value Rights Agreement, by and among Parent, Arcellx and the Rights Agent (incorporated by reference to Annex III of Exhibit 10.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(8)*	Form of Tender and Support Agreement, by and among Parent, Purchaser and certain Stockholders of Arcellx (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(9)*	Confidentiality Agreement, dated as of February 18, 2026, by and between Parent and Arcellx.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*	Previously filed on March 6, 2026 as an exhibit to the Schedule TO.
**	Previously filed on April 1, 2026 as an exhibit to the Schedule TO.
***	Previously filed on April 17, 2026 as an exhibit to the Schedule TO.
****	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2026

RAVENS SUB, INC.

By:	/s/ Keeley Cain Wettan
	Name:	Keeley Cain Wettan
	Title:	Vice President and Secretary

GILEAD SCIENCES, INC.

By:	/s/ Andrew D. Dickinson
	Name:	Andrew D. Dickinson
	Title:	Executive Vice President and Chief Financial Officer

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